(d)(4)(iii)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Annual Sub-Advisory Fee
Series	(as a percentage of average daily
assets allocated to the Sub-Adviser)

0.2025% on the first $1 billion;
Voya GNMA Income Fund	0.1935% on the next $500 million; and
0.1845% on assets thereafter

Voya Government Money Market Fund	0.1125% on all assets

0.2295% on the first $1 billion;
Voya High Yield Bond Fund	0.2025% on the next $4 billion; and
0.1800% on assets thereafter

Voya Intermediate Bond Fund	0.0765% on all assets

Voya Short Duration Bond Fund	0.0675% on all assets
(formerly, Voya Short Term Bond Fund)

Voya Short Duration High Income Fund	0.2160% on all assets

Voya Strategic Income Opportunities Fund	0.1800% on all assets

Voya VACS Series CB Fund	0.00% on all assets

Voya VACS Series HYB Fund	0.00% on all assets

Effective Date: August 8, 2025, to reflect the removal of Voya Floating Rate Fund.